eBay Inc. 2025 Hamilton Avenue San Jose, CA 95125

May 9, 2025

VIA EDGAR

Mr. Stephen Kim

Mr. Abe Friedman

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	eBay Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Form 10-Q for Fiscal Quarter Ended March 31, 2025
File No. 001-37713

Dear Mr. Kim and Mr. Friedman:

This letter responds to the letter dated May 8, 2025 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (the “2025 Q1 10-Q”), of eBay Inc. (“we”), filed with the Commission on February 27, 2025 and May 1, 2025, respectively. To facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below.

Form 10-Q for Fiscal Quarter Ended March 31, 2025

Item 6: Exhibits

Exhibit 31.02, page 55

1.   We note your Section 302 certification is not signed by your principal financial officer. Please file an amended Form 10-Q along with updated certifications that are signed and currently dated.

Response:

We note this administrative error in the filed version of the Section 302 certification. We confirm that today we have filed an amended version of the 2025 Q1 10-Q with updated certifications that are signed and currently dated.

* * *

We greatly appreciate your attention to this matter. If you have any further comments or questions regarding this letter, please contact the undersigned at (408) 595-0441.

Sincerely,

/s/ Samantha Wellington

Samantha Wellington
Senior Vice President, Chief Legal Officer and Secretary